Exhibit 99.58

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Reports Third Quarter Results with Continued
Gross Margin Improvement

o        Diluted EPS of $0.20 in Q3 2002

Westlake Village,  California,  October 30, 2002 - Diodes Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive markets, today reported financial results for the third quarter ended September 30, 2002.

Third Quarter Highlights:
>>       Revenue increases 33.4% from Q3 2001 and 1.1% from Q2 2002
>> Gross margin improves 220 basis points sequentially from the second quarter to 26% >> Net income for the quarter of $1.8 million, up from a loss of $847,000 in the same period last year >> Average manufacturing capacity utilization reaches 86% >> Average selling prices (ASPs) increase 4.5% sequentially, reflecting shift to differentiated devices >> Total debt reduced by $3 million and generated $3.1 million in cash flow from operations

Revenues for the third quarter of 2002 were $30.3 million, a slight sequential increase from second quarter revenues of $29.9 million, and a 33.4% increase from third quarter 2001 revenues of $22.7 million.

Net income for the quarter was $1.8 million, as compared to a loss of $847,000 for the three months ended September 30, 2001, and compared to income of $1.6 million in the second quarter ended June 30, 2002. Diluted earnings per share were $0.20 for the third quarter of 2002, as compared to $(0.10) for the same period last year, and $0.18 for the second quarter of 2002.

For the first nine months of 2002, the Company earned $3.5 million, or $0.40 per diluted share, on revenues of $87.2 million, compared to net income of $199,000, or $0.02 per diluted share, on revenues of $69.4 million for the same period in 2001. Nine-month revenues have increased 25.5% compared to last year.

C.H. Chen, Diodes' President and CEO, said, "We are encouraged by our solid results for the third quarter of 2002 and our ability to increase revenue and significantly grow income from operations, despite continued softness in the semiconductor industry. For the third quarter, income from operations increased to $3.1 million from a loss of $1.4 million in the same period last year, and from a profit of $2.3 million in the second quarter. Our strong performance was achieved through the success of our higher margin discrete products, quick response to changing customer demands, expense control discipline and a continued effort to maximize manufacturing efficiencies."

Diodes revenue growth in the third quarter was driven primarily by the strength in the North American markets, which accounted for 57% of sales, up from 54% in the second quarter. Diodes continued to shift its product mix from commodity devices towards higher value, subminiature packaging and arrays during the third quarter, which resulted in a 4.5% sequential improvement in average selling prices (ASPs).

Capacity utilization increased to 88% at the Mainland China facility, Diodes-China, from 80% in the second quarter, and to 83% at Diodes-FabTech, from 73% in the prior quarter. Increased capacity utilization of manufacturing facilities and higher ASPs led to both year-over-year and sequential margin improvements. The Company's gross profit margin was 26.0%, compared to 23.8% in the second quarter of 2002 and 10.7% in the same period last year.

For the quarter, SG&A expenses were reduced as a percentage of sales to $4.3 million, or 14.2% of sales, as compared to $3.7 million, or 16.3% of sales, in the comparable quarter last year, and compared to 14.6% of sales last quarter. Research and development spending remained consistent with the previous quarter at $460,000 as the Company continues to invest in developing leading next-generation products.

"We are pleased with the market reception to our next-generation discrete product lines," Mr. Chen continued. "During the third quarter, the share of revenues generated by new products reached a record high and now accounts for approximately 8% of total revenue. Our strategy is to leverage our flexible manufacturing assets and competitive cost position to drive these devices from niche to high volume applications. As we vertically integrate certain discrete products, Diodes has seen our cost of manufacturing decrease, our margins increase and our competitive position strengthen."

Diodes continued to improve its financial position, ending the third quarter with $6.0 million in cash and cash equivalents, $13.4 million in long-term debt and $55.5 million in shareholders' equity. Since the beginning of the year, the Company has paid down $7.6 million in term debt and approximately $4.8 million on its revolving credit facilities.

Mr. Chen concluded, "Diodes' strategic plan of consistent execution, expansion of our marketing reach into new regions, and customer-driven innovation continues to pay off. In the third quarter, we also began to establish a sales presence in Japan for the first time in our history. We recently introduced Japanese and Chinese translations to our website, which is an increasingly effective marketing tool. We will invest in new products to position Diodes as a technology leader for discrete devices and expect to spend approximately $1-2 million during the remainder of the year on capital expenditures to support new product production.

"However, we continue to operate under very short customer lead times and there is considerable uncertainty regarding the strength of end equipment demand in key markets such as computing and communications. Therefore, for the fourth quarter, we are projecting both revenue and gross margin to be flat to slightly down on a sequential basis."

Diodes Incorporated will hold its third quarter conference call for all interested persons at 8 a.m. PST (11 a.m. EST) today to discuss its results. This conference call will be broadcast live over the Internet and can be accessed by all interested parties on the investor section of Diodes' website at www.diodes.com. To listen to the live call, please go to the Investor section of Diodes website and click on the Conference Call link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Diodes website for 90 days.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to the communications, computing, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on subminiature surface-mount devices destined for wireless devices, notebook, flat panel display, digital camera, mobile handset, set top box, DC to DC conversion, and automotive applications, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales, warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Incorporated; (805) 446-4800
Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS



                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)

                                                           Three Months Ended                            Nine Months Ended
                                                             September 30,                                 September 30,
                                               -------------------------------------------   ---------------------------------------
                                                      2001                  2002                 2001                2002
                                               --------------------  -------------------   ------------------    -----------------

Net sales                                          $  22,698,000         $  30,287,000         $   69,447,000     $   87,157,000
Cost of goods sold                                    20,279,000            22,420,000             58,863,000         67,807,000
                                               --------------------  -------------------   ------------------    -----------------

     Gross profit                                      2,419,000             7,867,000             10,584,000         19,350,000

Research and development expenses                        141,000               459,000                450,000          1,231,000
Selling, general and administrative
expenses                                               3,704,000             4,311,000             10,032,000         12,448,000
                                               --------------------  -------------------   ------------------    -----------------
     Total operating expenses                          3,845,000             4,770,000             10,482,000         13,679,000

     Income from operations                           (1,426,000)            3,097,000                102,000          5,671,000

Other income (expense)
     Interest income                                      80,000                 7,000                222,000             31,000
     Interest expense                                   (592,000)             (288,000)            (1,903,000)          (926,000)
     Other                                                94,000              (195,000)               211,000            (69,000)
                                               --------------------  -------------------   ------------------    -----------------
                                                        (418,000)             (476,000)            (1,470,000)          (964,000)

Income (loss) before income taxes and
minority interest                                     (1,844,000)            2,621,000             (1,368,000)         4,707,000
Income tax benefit (provision)                         1,052,000              (771,000)             1,741,000           (949,000)
                                               --------------------  -------------------   ------------------    -----------------
                                               --------------------  -------------------   ------------------    -----------------

Income (loss) before minority interest                  (792,000)            1,850,000                373,000          3,758,000

Minority interest in joint venture earnings              (55,000)              (83,000)              (174,000)          (219,000)
                                               --------------------  -------------------   ------------------    -----------------

Net income                                         $    (847,000)        $   1,767,000         $      199,000     $    3,539,000
                                               ====================  ===================   ==================    =================

Earnings (loss) per share
     Basic                                         $        (0.10)       $          0.22       $         0.02     $         0.43
     Diluted                                       $        (0.10)       $          0.20       $         0.02     $         0.40
                                               ====================  ===================   ==================    =================

Weighted average shares outstanding
     Basic                                              8,147,902              8,190,887            8,142,333          8,177,506
     Diluted                                            8,815,581              8,862,272            8,928,711          8,834,311
                                               ====================  ===================   ==================    =================

                 The accompanying notes are an integral part of
                          these financial statements.



                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET
                                     ASSETS


                                                                              December 31,           September 30,
                                                                                  2001                    2002
                                                                           -------------------     -------------------
                                                                                                      (Unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                                  $   8,103,000           $   6,042,000
     Accounts receivable
         Customers                                                                 16,250,000              19,511,000
         Related parties                                                            1,486,000               3,718,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------
                                                                                   17,736,000              23,229,000
         Less:  Allowance for doubtful receivables                                    343,000                 373,000
                                                                           -------------------     -------------------
                                                                                   17,393,000              22,856,000

     Inventories                                                                   17,813,000              16,864,000
     Deferred income taxes, current                                                 4,368,000               4,368,000
     Prepaid expenses, income taxes and other current assets                        1,266,000               2,518,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------

                  Total current assets                                             48,943,000              52,648,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization                                   44,925,000              43,217,000

DEFERRED INCOME TAXES, non-current                                                  3,672,000               2,726,000

OTHER ASSETS
     Goodwill, net                                                                  5,090,000               5,090,000
     Other                                                                            628,000               1,044,000
                                                                           -------------------     -------------------

TOTAL ASSETS                                                                    $ 103,258,000           $ 104,725,000
                                                                           ===================     ===================

                 The accompanying notes are an integral part of
                          these financial statements.


                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                December 31,           September 30,
                                                                                    2001                   2002
                                                                              ------------------     ------------------
                                                                                                        (Unaudited)
CURRENT LIABILITIES
     Line of credit                                                               $   6,503,000          $   1,874,000
     Accounts payable
         Trade                                                                        6,098,000              9,639,000
         Related parties                                                              3,149,000              3,263,000
     Accrued liabilities                                                              5,062,000              7,781,000
     Current portion of long-term debt
         Related party                                                                2,500,000              2,500,000
         Other                                                                        5,833,000              8,992,000
     Current portion of capital lease obligations                                            --                156,000
                                                                              ------------------     ------------------
                  Total current liabilities                                          29,145,000             34,205,000

LONG-TERM DEBT, net of current portion
         Related party                                                                7,500,000              6,875,000
         Other                                                                       13,664,000              3,566,000

CAPITAL LEASE OBLIGATIONS, net of current portion                                            --              2,530,000

MINORITY INTEREST IN JOINT VENTURE                                                    1,825,000              2,045,000

STOCKHOLDERS' EQUITY
     Class A convertible preferred stock - par value $1.00 per share;  1,000,000 shares authorized;
         no shares issued and outstanding                                                    --                     --
     Common stock - par value $0.66 2/3 per share;
         30,000,000 shares authorized; 9,227,664 and 9,280,664
         shares issued at December 31, 2001
         and September 30, 2002, respectively                                         6,151,000              6,187,000
     Additional paid-in capital                                                       7,310,000              7,942,000
     Retained earnings                                                               39,882,000             43,420,000
                                                                              ------------------     ------------------
                                                                              ------------------     ------------------
                                                                                     53,343,000             57,549,000
     Less:
         Treasury stock - 1,075,672 shares of common stock, at cost                   1,782,000              1,782,000
         Accumulated other comprehensive loss                                           437,000                263,000
                                                                              ------------------     ------------------
                                                                                      2,219,000              2,045,000

                  Total stockholders' equity                                         51,124,000             55,504,000
                                                                              ------------------     ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 103,258,000          $ 104,725,000
                                                                              ==================     ==================


                 The accompanying notes are an integral part of
                          these financial statements.